Exhibit 99.1

i-80 Gold Provides Granite Creek Development and Exploration Update

First Three Holes Return 26.1 g/t Au over 5.7 m, 25.6 g/t Au over 5.5 m & 15.5 g/t Au over 19.7 m

Mine Operations Achieve Record Month in August

RENO, Nev., Oct. 11, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce positive mine developments with record monthly tonnage and gold mineralization mined in August as well as high-grade results from a renewed drill program targeting the South Pacific Zone at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

Mining is focused on the extraction of high-grade gold mineralization in the Ogee Zone while development progresses towards the South Pacific Zone ("SPZ"). The SPZ is host to high-grade gold mineralization located immediately north of the underground mine workings and is expected to become the mine's main horizon beginning in 2024.

Mine operations highlights for August

  Record mine production, achieving 592 tons per day of mineralized material production
  Completed 467 feet of lateral development, including 225 feet of capitalized advance
  Five Levels completed on the Ogee Zone to increase mining face availability
  Completed installation of dewatering Well 6 and initiated mobilization of the water treatment plant
  Began underground in-fill and stope delineation drilling in the upper levels of the South Pacific Zone

New results from 2023 surface drilling in the South Pacific Zone

  26.1 g/t Au over 5.7 m (0.76 oz/ton Au over 18.7 feet) in hole iGS23-01
  25.6 g/t Au over 5.5 m (0.75 oz/ton Au over 18.2 feet) in hole iGS23-03
  15.5 g/t Au over 19.7 m (0.45 oz/ton Au over 64.6 feet) in hole iGS23-05

Mine Operations

Following successful test mining and definition drill programs in the Upper Otto and Ogee Zone, efforts in the first half of 2023 shifted towards level development to accelerate the number of available mining faces to increase production. Five full levels have now been constructed on Ogee mineralization and a sixth level is now being developed that will be extended to provide initial access to the SPZ.

August 2023 was a record month for Granite Creek in terms of mill feed production. Results from grade control sampling indicate 10,916 tons of high-grade material mined at an average grade of 0.344 ounces per ton (opt) Au (11.8 g/t), and 7,450 tons of mid-grade oxide mined at 0.099 opt Au (3.5 g/t). Mid-grade oxide material is sold within the region as part of our previously disclosed Oxide Purchase agreement.

Mining operations continue to ramp-up with August being a record month in terms of mined tonnage (final numbers for September still being reconciled). A total of 18,367 tons were mined in August, including tons in development and dilution, for an average of 592 tons per day.

"We are very pleased with progress made throughout the year resulting in substantial monthly mining increases that will see increased gold production.", stated Matt Gili, President and Chief Operating Officer of i-80. "Refractory mineralization is now being delivered from stockpiles to Twin Creeks for processing and we continue to progress development towards the SPZ that is expected to result in increased production and enhanced mining operations."

South Pacific Zone Drill Program

The 2021/2022 drilling campaigns were very successful in identifying high-grade mineralization over a significant strike length in the South Pacific Zone target. Drilling has now resumed to upgrade resources and initial results confirm continuity of mineralization with new intercepts from the first three holes of the program returning assays of up to 15.5 grams per tonne gold (g/t Au) over 19.7 m.  The 2023 program is designed to provide improved definition for the upgrading of gold resources in the SPZ and inclusion in an updated resource estimate and future economic studies. The SPZ remains wide open for expansion along strike to the north towards Nevada Gold Mines' Turquoise Ridge Mine, and at depth (see Figure 1).  Table 1 provides a summary of results from initial drilling in the SPZ in 2023.

Table 1 – Summary of New Assay Results from 2023 Surface Drilling in SPZ
2023 Drill Results from Granite Creek, estimated true widths 60-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS23-01	Core	458.1	463.8	5.7	26.1
iGS23-02	Hole to be completed (pending)
iGS23-03B	Core	459.1	464.7	5.5	25.6
iGS23-04	Hole to be completed (pending)
iGS23-05	Core	465.9	485.6	19.7	15.5
Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS23-01	478547	4554155	1471	331	-51
	iGS23-03B	478547	4554158	1471	329	-54
	iGS23-05	478581	4554202	1467	332	-60

The SPZ is a priority for development and the Company is currently extending the decline to depth in order to provide access on an expedited basis with a target to bring the SPZ into the Granite Creek mine plan in early 2024.

"Initial results from our ongoing drilling program in the South Pacific Zone have confirmed high-grade gold mineralization over mineable widths including some of the highest-grade results received so far from the multiple programs that have been completed on this zone.", stated Tyler Hill, Chief Geologist of i-80. "The SPZ is expected to be the primary mine zone at Granite Creek where high-grade mineralization has been defined over a significant strike length. Mineralization remains open at depth and along strike to the north with some of the best intercepts in terms of grade and width occurring in the northern extension area that is the focus of current drilling."

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (see Figure 2); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Figure 1 – Long Section View (CNW Group/i-80 Gold Corp)

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-ICP41 (36 element suite; 0.5g Aqua Regia/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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For further information: Ewan Downie, CEO; Matt Gili, President & COO; Matthew Gollat, Executive Vice-President; 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 11-OCT-23